

June 29, 2012

Via E-mail
Frank J. Bilban
Chief Financial Officer
Encore Wire Corporation
1329 Millwood Road
McKinney, Texas 75069

> **Re: Encore Wire Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 2, 2012**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2012**
> **Filed May 4, 2012**
> **File No. 0-20278**

Dear Mr. Bilban:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12
Results of Operations, page 13

1. As copper is your most significant cost of goods sold and can have a material impact on your gross profit margin due to its pricing variability, please disclose the price for one pound of copper on the COMEX for the periods presented in the periodic report. As part of this disclosure, please disclose for the periods presented the average price, the highest monthly average price, and the lowest monthly average price. For the average monthly high and low prices, please indicate the month referenced (e.g., February 2011 had the highest monthly average price at $4.49). Please refer to Item 303(a)(3)(iv) of Regulation S-K for guidance.

2. We note from your fourth quarter of fiscal year 2011 results press release that the key metric management uses to your assess earnings is the spread between the price of wire sold and the cost of raw copper purchased in any given period. In future periodic reports, please disclose this key metric, along with an explanation of your calculation and an analysis for material changes between the periods presented. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b.1. of the Financial Reporting Codification for guidance.

Liquidity and Capital Resources, page 16

3. We note that accounts receivable, net is 53% and 60% of total current assets as of December 31, 2011 and March 31, 2012, respectively. We also note that accounts receivable, net as a percentage of net sales has increased significantly from 74% as of December 31, 2010 to 81% as of March 31, 2012. As such, please revise your discussion and analysis of accounts receivable to provide a more substantive explanation for the significant increase and your assessment as to its collectability. In this regard, your explanation that the increase in accounts receivable, net as of December 31, 2011 as compared to December 31, 2010 is due to the increase in dollar sales does not appear to be appropriate, as your fourth quarter of fiscal year 2011 net sales decreased 3.1% compared to fourth quarter of fiscal year 2010 net sales. As part of your discussion and analysis, please disclose the standard customer payment terms. If you have differing terms for varying customers, please disclose the varying terms by each customer type along with the amount of accounts receivable for each balance sheet date presented. Please also disclose any changes in the standard customer payment terms or in any customer-specific payment terms during any of the periods presented. Please refer to Item 303(a)(1) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance. Please provide us with the discussion and analysis you would have provided in your fiscal year 2011 Form 10-K in response to this comment.

9. Contingencies, page 31

4. We note your disclosures regarding the various patent issues with Southwire Company. We further note that you have not recognized a liability for these pending lawsuits, as you are unable to determine if a loss is probable and you are unable to reasonably estimate a corresponding loss. If there is at least a reasonable possibility that a loss may have been incurred, in your next periodic filing, please either disclose an estimate of the loss or range of loss (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts), or state that such an estimate cannot be made. You may provide your disclosures on an aggregated basis. Please also note that while we understand there are uncertainties associated with estimating the amount of reasonably possible loss in excess of accrual, ASC 450-20-50 does not require the estimate to be precise. Further, the closer you are to settling a matter, the more estimable the matter should become. In this regard, we note that you were scheduled to meet for a settlement conference on March 21, 2012, for the complaint filed on July 7, 2009, regarding the 301 patent. As part of your response, please explain to us why you did not provide investors with updated information in your first quarter of fiscal year 2012 Form 10-Q for the results of the settlement conference.

If you are unable to estimate the amount or range of reasonably possible loss for your pending lawsuits, please supplementally: (a) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (b) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. Please refer to ASC 450-20-50-3 – 50-5. Please include your proposed disclosures to be included in future filings in your response.

12. Quarterly Financial Information (Unaudited), page 33

5. In future filings, please ensure that you provide investors with disclosures for all material fourth quarter events and transactions either in the footnote disclosure or within MD&A. In this regard, we note that fourth quarter of fiscal year 2011 net sales were significantly less than the other three quarters; however, gross profit and net income for the fourth quarter exceeded the other three quarters. Please refer to Item 302(a)(3) of Regulation S-K and ASC 270-10-50-2 for guidance. Please provide us with the disclosures that you would have included in the fiscal year 2011 Form 10-K in response to this comment.

Form 10-Q for Fiscal Quarter Ended March 31, 2012

General

6. In future filings, please include the changes in the separate accounts comprising shareholders' equity as a separate statement or in the footnotes. Please refer to ASC 505-10-50-2 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief